Exhibit 99.1

Bragg Gaming’s New Content Live with Caesars Sportsbook & Casino in New Jersey

Rollout of new proprietary content from Atomic Slot Lab

and Indigo Magic studios extends relationship with leading iGaming operator

TORONTO, February 27, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), today announced that it has launched its new content and Remote Game Server (“RGS”) technology with Caesars Sportsbook & Casino in New Jersey. The launch expands the reach of Bragg’s new proprietary content in the U.S. and further demonstrates continued progress for the Company’s North American expansion strategy.

Proprietary content such as Egyptian Magic, Fairy Dust and the Girl with the Golden Eyes from Bragg’s Atomic Slot Lab studio, as well as new exclusive premium content from the Company’s partner studios is now available to Caesars customers in New Jersey.

The roll-out of Bragg’s new content with Caesars in New Jersey extends an existing collaboration between the two online gaming companies in North America as Bragg also provides iGaming content to Caesars’ players in New Jersey and Michigan through its Spin Games RGS. In addition, the Company launched its new content and RGS technology with Caesars in Michigan last year.

According to H2 Gambling Capital, the interactive casino market in New Jersey is on track to generate US $1.8 billion in Gross Win in 2023.

Yaniv Sherman, Chief Executive Officer for Bragg Gaming Group, said: “The iconic Caesars brand is synonymous with the very best in casino gaming entertainment in the U.S., and as we continue to successfully deploy our rich new content portfolio across North America, we are delighted to further build on our long-standing relationship by extending the reach of these new games to their players in New Jersey.

“This launch is an important step for us, as the integration of our new RGS technology opens the door to a stellar line-up of premium casino content we have planned for release throughout the year and beyond.”

Matthew Sunderland, Senior Vice President of iGaming at Caesars Digital, said: “We have enjoyed a very productive relationship with Bragg and are pleased to extend our companies’ partnership as we know their slot content resonates with our players. The launch of new content from Bragg will further help us bring our customers in New Jersey a best-in-class iGaming experience.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.group

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.group